                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                              WorldPages.com, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   981922 10 7
             -------------------------------------------------------
                                 (CUSIP Number)

                                 Joan M. Fiorito
                       TransWestern Publishing Company LLC
                         8344 Clairemont Mesa Boulevard
                               San Diego, CA 92111
                                 (858) 467-2800
             -------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                             William S. Kirsch, P.C.
                                Kirkland & Ellis
                               200 E. Randolph Dr.
                             Chicago, Illinois 60601
                                 (312) 861-2000

                                 April 26, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 18 Pages

CUSIP No. 981922107                  13D                     Page 2 of 18 Pages
--------------------                                         -------------------

  (1)     NAME OF REPORTING PERSON

          TransWestern Publishing Company LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          OO/Not applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     12,404,536
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,404,536
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          OO
          ---------------------------------------------------------------------



                               Page 2 of 18 Pages

CUSIP No. 981922107                  13D                     Page 3 of 18 Pages
--------------------                                         -------------------

  (1)     NAME OF REPORTING PERSON

          TransWestern Communications Company, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          OO/Not applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     Shared Voting Power
  OWNED BY                     12,404,536
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,404,536
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------


                               Page 3 of 18 Pages

CUSIP No. 981922107                  13D                     Page 4 of 18 Pages
--------------------                                         -------------------

  (1)     NAME OF REPORTING PERSON

          WorldPages Merger Subsidiary, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          OO/Not applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     12,404,536
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,404,536
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------


                               Page 4 of 18 Pages

        ITEM 1. SECURITY AND ISSUER.

        The class of equity security to which this statement relates is the common stock, $.0001 par value (the "Common Stock"), of WorldPages.com, Inc., a Delaware corporation ("WPZ"). The address of the principal executive offices of WPZ is 6801 Gaylord Parkway, Suite 300, Frisco, Texas 75034.

        ITEM 2. IDENTITY AND BACKGROUND.

        This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"): (i) WorldPages Merger Subsidiary, Inc., a Delaware Corporation ("Merger Sub"), by virtue of its deemed beneficial ownership of 12,404,536 shares of Common Stock as a result of its having been granted a proxy to vote such shares under certain circumstances as more fully described herein; (ii) TransWestern Publishing Company LLC, a Delaware limited liability company ("TWP"), by virtue of it being the owner of all of the outstanding capital stock of Merger Sub; and (iii) TransWestern Communications Company, Inc., a Delaware corporation ("TCC") by virtue of it being the manager of TWP.

        TCC is the manager of TWP and indirectly holds approximately 1.7% of the outstanding membership interests of TWP by way of its ownership of approximately 1.7% of the outstanding partnership interests of TransWestern Holdings L.P., a Delaware limited partnership ("Holdings"), which is the owner of all of the outstanding membership interests of TWP. TWP is governed by its Limited Liability Company Agreement, dated as of November 6, 1997 (the "LLC Agreement"). As manager of TWP, TCC controls, directs and exercises full control over all of TWP's activities and the LLC Agreement vests all management powers over the business and affairs of TWP exclusively in TCC. The outstanding shares TCC are held as follows: investment funds associated with Thomas H. Lee Equity Fund III, L.P. ("THL") own approximately 59% of the outstanding shares of TCC; investment funds associated with Continental Illinois Venture Corporation ("CIVC") own approximately 23% of the outstanding shares of TCC; members of TWP's senior management own approximately 8% of the outstanding shares of TCC; and other investors own the remainder of the outstanding shares of TCC. The stockholders of TCC also respectively own approximately the same percentage of the limited partnership interests of Holdings. Subject to certain exceptions, the board of directors of TCC (the "Board") controls and directs TCC's activities. Pursuant to an investors agreement among TCC's stockholders, each stockholder agrees to vote all of its voting securities to cause the size of the Board to be established at nine members and to cause election to the Board of (i) five representatives designated by THL, (ii) each of the then current chairman and president of TWP, and (iii) two representatives designated by CIVC. Currently, however, only three THL designees have been elected to the Board and the Board consists of only seven members. TWP is one of the largest independent yellow pages directory publishers in the United States. Merger Sub is a newly formed, wholly-owned subsidiary of TWP and was formed for the sole purpose of effecting the Merger (see Item 4). The address of the principal business and principal office of Merger Sub, TWP and TCC is c/o TransWestern Publishing Company LLC, 8344 Clairemont Mesa Boulevard, San Diego, California 92111.

        During the last five years, none of the Reporting Persons or their officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or their officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Attached as Schedule A to this Schedule 13D is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.


                               Page 5 of 18 Pages

        The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

        The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit A (which is incorporated herein by reference). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.


        ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On April 26, 2001, (i) Merger Sub, WPZ, George Anderson, Robert Flynn, David M. Mitchell and Richard O'Neal entered into a Voting Agreement (the "WPZ Voting Agreement"), (ii) Merger Sub, WPZ and Rod Cutsinger (individually and in his capacity as Trustee of the Brad K. Cutsinger 1985 Trust and Jill Noel Cutsinger 1985 Trust) entered into a Voting Agreement (the "Cutsinger Voting Agreement"), (iii) Merger Sub, WPZ, Stephen Lister, ACG 42 Limited Partnership and Startups, Inc. entered into a Voting Agreement (the "Lister Voting Agreement"), and (iv) Merger Sub, WPZ, Wilmot Matthews and ACG 25 Limited Partnership entered into a Voting Agreement (the "Matthews Voting Agreement"). Each of the WPZ Voting Agreement, Cutsinger Voting Agreement, Lister Voting Agreement and Matthews Voting Agreement shall be collectively referred to herein as the "Voting Agreements". The performance of each party's obligations under the Voting Agreements are not expected to require the expenditure of any funds. Merger Sub, WPZ and each of the other parties to the Voting Agreements listed above (collectively, the "Stockholders") entered into the Voting Agreements to induce TWP and Merger Sub to enter into the Merger Agreement (as defined in Item
4).

        ITEM 4. PURPOSE OF TRANSACTION.

        On April 26, 2001, TWP, Merger Sub and WPZ entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for (i) the merger of Merger Sub with and into WPZ (the "Merger"), whereupon the existence of Merger Sub will cease and WPZ will continue as the surviving corporation ("Surviving Corporation"), and will be a wholly-owned subsidiary of TWP. TWP, Merger Sub and the Stockholders entered into the Voting Agreements to facilitate the transactions contemplated by the Merger Agreement.

        At the effective time of the Merger (the "Effective Time") and subject to certain limitations set forth in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by stockholders exercising appraisal rights in accordance with applicable law) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive cash in the amount of $3.00 per share of Common Stock (the "Merger Consideration").

        At the Effective Time, each share of Common Stock converted into Merger Consideration will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and retired, and each certificate previously evidencing such shares of Common Stock will thereafter represent only the right to receive Merger Consideration.

        At the Effective Time, each share of Common Stock issued and outstanding at the Effective Time and held by WPZ or owned by TWP, Merger Sub or any wholly-owned subsidiary of TWP or WPZ at the Effective Time, shall, by


                               Page 6 of 18 Pages
virtue of the Merger, and without any action on the part of the holder thereof, cease to be outstanding, be canceled and be retired without payment of any consideration therefor and cease to exist.

        At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $.0001 per share, of the Surviving Corporation.

        At the Effective Time, by virtue of the Merger, the Common Stock shall cease to be listed on the New York Stock Exchange. In addition, the registration of the Common Stock under the Exchange Act will be terminated.

        Because the approval of WPZ's stockholders is required by applicable law in order to consummate the Merger, WPZ will submit the Merger Agreement and the Merger to its stockholders for approval.

        The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, WPZ or TWP may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

        The certificate of incorporation, the bylaws and the board of directors of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation, the bylaws and the board of directors of the Surviving Corporation.

        Concurrently with the execution and delivery of the Merger Agreement, Merger Sub, WPZ and the Stockholders entered into the Voting Agreements. Pursuant to the Voting Agreements, the Stockholders have agreed to vote, and have granted Merger Sub an irrevocable proxy to vote, their shares of Common Stock owned as of April 26, 2001 and any shares of Common Stock acquired after April 26, 2001 and prior to the Effective Time (the "Securities") in favor of the Merger, the Merger Agreement and all other transactions contemplated in the Merger Agreement.

        The Voting Agreements also provide that the Stockholders shall not, except as contemplated by the terms of the Voting Agreements: (i) sell, transfer, tender pursuant to a tender offer, pledge, encumber, assign or otherwise dispose of or hypothecate (including by gift or by contribution or distribution to any trust or similar instrument or to any beneficiaries of such Stockholder), or enter into any contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the transfer of any of the Securities other than pursuant to Merger Agreement, (ii) enter into any voting arrangement or understanding with respect to the Securities, whether by proxy, voting agreement or otherwise, or (iii) take any action that could reasonably be expected to make any such Stockholder's representations or warranties contained in the Voting Agreements untrue or incorrect or could reasonably be expected to have the effect of preventing or disabling such Stockholder from performing any of its obligations thereunder.

        The Voting Agreements and all rights and obligations of the parties thereunder terminate immediately upon the earlier of: (a) the Effective Time,
(b) TWP or Merger Sub's consent in writing to the termination of the Voting Agreements, (c) the date upon which the Merger Agreement is terminated in accordance with its terms, if but only if WPZ has made certain payments to TWP and Merger Sub to the extent required by the Merger Agreement, or (d) in the event that the Merger Consideration is less than $3.00 per share.

        The preceding summaries of certain provisions of the Voting Agreements and the Merger Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits B-1 through B-4 and C, respectively, and are incorporated herein by reference.



                               Page 7 of 18 Pages

        Other than as described in this Statement, none of the Reporting Persons or the persons identified on Schedule A attached hereto presently has any plans or proposals that relate to or would result in any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Prior to April 26, 2001, the Reporting Persons did not own and were not the "beneficial owners" (as defined in Rule 13D-3 promulgated under the Exchange Act) of any shares of Common Stock. Upon the execution of the Voting Agreements, the Reporting Persons may be deemed to have acquired "beneficial ownership" (as defined in Rule 13D-3 promulgated under the Exchange Act) of the Securities, with the sole power to vote or direct the vote of the Securities with respect to the matters set forth in the Voting Agreements. As of April 26, 2001, the 12,404,536 shares of Common Stock (including 1,182,059 shares that are deemed beneficially owned as a result of the Stockholders holding currently exercisable stock options), constituted approximately 27.9% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of April 26, 2001, by WPZ in the Merger Agreement). TCC, the manager of TWP; and TWP, parent of Merger Sub, are deemed indirect beneficial owners of such shares.

        (b) The Reporting Persons have the sole power to vote all of the Securities with respect to the matters set forth in the Voting Agreements.

        (c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

        (d) The Stockholders, and in some cases their respective affiliates, maintain the right to receive or the power to direct the receipt of, dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons.

        (e)    Not applicable.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except for the agreements described above in response to Items 3, 4 and 5 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of WPZ, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

        ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A --  Joint Filing Agreement, dated as of May 7, 2001, between
                      TransWestern Communications Company, TransWestern Publishing Company LLC and WorldPages Merger Subsidiary, Inc.


                               Page 8 of 18 Pages

        Exhibit B-1-  Voting Agreement, dated April 26, 2001, by and among
                      WorldPages Merger Subsidiary, Inc, WorldPages.com, Inc., George Anderson, Robert Flynn, David M. Mitchell and Richard O'Neal.

        Exhibit B-2-  Voting Agreement, dated April 26, 2001, by and among
                      WorldPages Merger Subsidiary, Inc, WorldPages.com, Inc., and Rod Cutsinger, individually and in his capacity as Trustee of the Brad K. Cutsinger 1985 Trust and Jill Noel Cutsinger 1985 Trust.

        Exhibit B-3-  Voting Agreement, dated April 26, 2001, by and among
                      WorldPages Merger Subsidiary, Inc, WorldPages.com, Inc., Stephen D. Lister, ACG 42 Limited Partnership and Startups, Inc.

        Exhibit B-4-  Voting Agreement, dated April 26, 2001, by and among
                      WorldPages Merger Subsidiary, Inc, WorldPages.com, Inc., ACG 25 Limited Partnership and Wilmot Matthews.

        Exhibit C -   Agreement and Plan of Merger, dated as of April 26,
                      2001, by and among TransWestern Publishing Company LLC,
                      WorldPages Merger Subsidiary, Inc. and WorldPages.com,
                      Inc.


                               Page 9 of 18 Pages

                                          SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: May 7, 2001

                                    TRANSWESTERN PUBLISHING COMPANY LLC



                                    By:             /s/ Joan M. Fiorito
                                        ----------------------------------------
                                    Name: Joan M. Fiorito
                                    Its: Vice President, Chief Financial Officer
                                         and Assistant Secretary


                                    TRANSWESTERN COMMUNICATIONS COMPANY, INC.


                                    By:             /s/ Joan M. Fiorito
                                        ----------------------------------------
                                    Name: Joan M. Fiorito
                                    Its: Chief Financial Officer and Assistant
                                         Secretary


                                    WORLDPAGES MERGER SUBSIDIARY, INC.



                                    By:             /s/ Joan M. Fiorito
                                        ----------------------------------------
                                    Name: Joan M. Fiorito
                                    Its: Vice President, Chief Financial Officer
                                         and Secretary



                              Page 10 of 18 Pages

                                                                      Schedule A

                       TRANSWESTERN PUBLISHING COMPANY LLC

                               BOARD OF DIRECTORS


Not applicable.






                              Page 11 of 18 Pages

                       TRANSWESTERN PUBLISHING COMPANY LLC
                               EXECUTIVE OFFICERS


NAME/TITLE                                      BUSINESS ADDRESS
----------                                      ----------------
Laurence H. Bloch                               c/o TransWestern Publishing Company LLC
Chairman of the Board and Secretary             8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Ricardo Puente                                  c/o TransWestern Publishing Company LLC
President and Chief Executive Officer           8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Joan M. Fiorito                                 c/o TransWestern Publishing Company LLC
Vice President, Chief Financial Officer and     8344 Clairemont Mesa Boulevard
Assistant Secretary                             San Diego, California 92111


Marybeth Brennan                                c/o TransWestern Publishing Company LLC
Vice President-Operations                       8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Cynthia M. Hardesty                             c/o TransWestern Publishing Company LLC
Vice President-Human Resources                  8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Richard Larkin                                  c/o TransWestern Publishing Company LLC
Vice President-Internet Business Development    8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Richard E. Beck                                 c/o TransWestern Publishing Company LLC
Executive Vice President- Sales                 8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Michael Bynum                                   c/o TransWestern Publishing Company LLC
Executive Vice President- Sales                 8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Ita Shea-Oglesby                                c/o TransWestern Publishing Company LLC
Executive Vice President- Sales                 8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Dennis Reimert                                  c/o TransWestern Publishing Company LLC
Executive Vice President- Sales                 8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Jim Durance                                     c/o TransWestern Publishing Company LLC
Executive Vice President- Sales                 8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

All above individuals are citizens of the United States.


                              Page 12 of 18 Pages

                    TRANSWESTERN COMMUNICATIONS COMPANY, INC.

                               BOARD OF DIRECTORS


NAME/TITLE                                      BUSINESS ADDRESS
----------                                      ----------------
Laurence Bloch                                  c/o TransWestern Publishing Company LLC
Chairman of the Board and Secretary of          8344 Clairemont Mesa Boulevard
TransWestern Communications Company, Inc.       San Diego, California 92111

Ricardo Puente                                  c/o TransWestern Publishing Company LLC
President and Chief Executive Officer of        8344 Clairemont Mesa Boulevard
TransWestern Communications Company, Inc.       San Diego, California 92111

C. Hunter Boll                                  c/o Thomas H. Lee Company
Managing Director of Thomas H. Lee              75 State Street, Ste. 2600
  Partners, L.P.                                Boston, Massachusetts 02109


Christopher J. Perry                            c/o CIVC Partners, LLC
President, Managing Director, and Director of   231 South LaSalle Street
Continental Illinois Venture Corporation        Chicago, IL 60697
General Partner of CIVC Partners III
Managing Director of Bank of America, N.A.


Scott A. Schoen                                 c/o Thomas H. Lee Company
Managing Director of Thomas H. Lee              75 State Street, Ste. 2600
  Partners, L.P.                                Boston, Massachusetts 02109


Marcus D. Wedner                                c/o CIVC Partners, LLC
Managing Director and Director of Continental   231 South LaSalle Street
  Illinois                                      Chicago, IL 60697
Venture Corporation
General Partner of CIVC Partners III
Managing Director of Bank of America, N.A.

Charles A. Brizius                              c/o Thomas H. Lee Company
Vice President of Thomas H. Lee Partners, L.P.  75 State Street, Ste. 2600
                                                Boston, Massachusetts 02109


All above individuals are citizens of the United States.



                              Page 13 of 18 Pages

                    TRANSWESTERN COMMUNICATIONS COMPANY, INC.

                               EXECUTIVE OFFICERS



NAME/TITLE                                      BUSINESS ADDRESS
----------                                      ----------------
Laurence H. Bloch                               c/o TransWestern Publishing Company LLC
Chairman of the Board and Secretary             8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Ricardo Puente                                  c/o TransWestern Publishing Company LLC
President and Chief Executive Officer           8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Joan M. Fiorito                                 c/o TransWestern Publishing Company LLC
Chief Financial Officer and Assistant           8344 Clairemont Mesa Boulevard
  Secretary                                     San Diego, California 92111



All above individuals are citizens of the United States.



                              Page 14 of 18 Pages

                              WORLDPAGES MERGER SUBSIDIARY, INC.

                                      BOARD OF DIRECTORS



NAME/TITLE                                      BUSINESS ADDRESS
----------                                      ----------------
Laurence Bloch                                  c/o TransWestern Publishing Company LLC
Chairman of the Board and Secretary of          8344 Clairemont Mesa Boulevard
TransWestern Communications Company, Inc.       San Diego, California 92111

Ricardo Puente                                  c/o TransWestern Publishing Company LLC
President and Chief Executive Officer of        8344 Clairemont Mesa Boulevard
TransWestern Communications Company, Inc.       San Diego, California 92111

C. Hunter Boll                                  c/o Thomas H. Lee Company
Managing Director of Thomas H. Lee              75 State Street, Ste. 2600
Partners, L.P.                                  Boston, Massachusetts 02109


Christopher J. Perry                            c/o CIVC Partners, LLC
President, Managing Director, and Director of   231 South LaSalle Street
Continental Illinois Venture Corporation        Chicago, IL 60697
General Partner of CIVC Partners III
Managing Director of Bank of America, N.A.

Scott A. Schoen                                 c/o Thomas H. Lee Company
Managing Director of Thomas H. Lee              75 State Street, Ste. 2600
Partners, L.P.                                  Boston, Massachusetts 02109


Marcus D. Wedner                                c/o CIVC Partners, LLC
Managing Director and Director of Continental   231 South LaSalle Street
  Illinois                                      Chicago, IL 60697
Venture Corporation
General Partner of CIVC Partners III
Managing Director of Bank of America, N.A.

Charles A. Brizius                              c/o Thomas H. Lee Company
Vice President of Thomas H. Lee Partners, L.P.  75 State Street, Ste. 2600
                                                Boston, Massachusetts 02109


All above individuals are citizens of the United States.



                              Page 15 of 18 Pages

                       WORLDPAGES MERGER SUBSIDIARY, INC.

                               EXECUTIVE OFFICERS



NAME/TITLE                                      BUSINESS ADDRESS
----------                                      ----------------
Laurence H. Bloch                               c/o TransWestern Publishing Company LLC
Chairman of the Board                           8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Ricardo Puente                                  c/o TransWestern Publishing Company LLC
President and Chief Executive Officer           8344 Clairemont Mesa Boulevard
                                                San Diego, California 92111

Joan M. Fiorito                                 c/o TransWestern Publishing Company LLC
Vice President, Chief Financial Officer,        8344 Clairemont Mesa Boulevard
  Secretary                                     San Diego, California 92111


All above individuals are citizens of the United States.





                              Page 16 of 18 Pages

                                                                       EXHIBIT A

                       SCHEDULE 13D JOINT FILING AGREEMENT


        The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

        The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                   * * * * * *




                              Page 17 of 18 Pages

        In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth opposite their name.

Date: May 7, 2001

                                    TRANSWESTERN PUBLISHING COMPANY LLC



                                    By:            /s/ Joan M. Fiorito
                                       -----------------------------------------
                                    Name: Joan M. Fiorito
                                    Its: Vice President, Chief Financial Officer
                                         and Assistant Secretary


                                    TRANSWESTERN COMMUNICATIONS COMPANY, INC.



                                    By:            /s/ Joan M. Fiorito
                                       -----------------------------------------
                                    Name: Joan M. Fiorito
                                    Its: Chief Financial Officer and Assistant
                                         Secretary


                                    WORLDPAGES MERGER SUBSIDIARY, INC.



                                    By:            /s/ Joan M. Fiorito
                                       -----------------------------------------
                                    Name: Joan M. Fiorito
                                    Its: Vice President, Chief Financial Officer
                                         and Secretary



                              Page 18 of 18 Pages